FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to the
ANNUAL REPORT
of
REPUBLIC OF PANAMA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

Securities Registered*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Guillermo A. Ford
Ambassador of Panama
Embassy of Panama
2862 McGill Terrace, N.W.
Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA

The sole purpose of this amendment (the “Amendment”) to the Annual Report on Form 18-K (the “Form 18-K”) of the Republic of Panama (the “Republic” or the “Registrant”) for the year ended December 31, 2001 is to file the Form 18-K, other than the 2002 Budget of the Republic (the “2002 Budget”), electronically through the Commission’s Electronic Data Gathering and Retrieval System (“EDGAR”). The 2002 Budget, which is in the Spanish language, will be filed in paper format under cover of Form SE.

REPUBLIC OF PANAMA (THE “REPUBLIC”)

The information set forth below is to be furnished:

1.    In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)  The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b)  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c)  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

2.    A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)  Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the Republic as of December 31, 2001 totaled $2.1 billion.

(b)  External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

I) External Funded Debt by Type of Currency (in millions) *	As of December 31, 2001
Repayable in U.S. Dollars	US$	5,594.55
Repayable in Japanese Yen		¥88.03
Repayable in Pounds Sterling	GBP	3.59
Repayable in Swiss Francs	SFR	5.59
Repayable in Swedish Kronas	SKR	1.01
Repayable in Canadian Dollars	CDN$	2.36
Repayable in Venezuelan Bolivares	BOL	0.03
IMF Special Drawing Rights		62.41
IADB Units of Account		374.94
IBRD Single Currency Pool Units		73.32
IBRD Pool Units		22.23
Euro	EUR	14.93
Korean Won	KRW	19.82

II) External Funded Debt by Type of Interest Rate (in US$ Equivalent) (in millions)
Floating Rate	1,603.53
Fixed Rate	4,659.28
Total	6,262.81

*
Includes debt of the Central Government of the Republic and other public sector entities. In addition, such entities have additional funded debt payable to the World Bank, IDB and others, denominated primarily in U.S. Dollars, Japanese Yen, Euro and Korean Won.

In addition, please see Table 27 entitled “External Debt Guaranteed by the Republic Decentralized Institutions” on page 69 of Exhibit D, which sets forth the outstanding external debt of decentralized institutions guaranteed by the Republic as of December 31, 2001.

3.    A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to the Section entitled “Public Sector Debt” which appears on pages 62, 63, 64, 65, 66, and 67 of Exhibit D, and Table 26 entitled “External Direct Debt of the Republic Central Government” on page 68 and Table 28 entitled “Internal Securities Debt of the Republic Outstanding on December 31, 2001” on page 70 of Exhibit D.

4.    (a)  As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)  Total amount held by or for the account of the registrant.

As of December 31, 2001, the registrant held none.

(2)  Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Information not practicable to furnish.

(3)  Total amount otherwise outstanding.

Not applicable.

(b)  If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.    A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)  Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal funded debt referred to in the response to Item 2(a) has a maturity greater than one year and pays interest at fixed rates. During the year, the Treasury issues securities having terms less than one year at various fixed interest rates for cash management purposes.

(b)  External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to the response to Item 2(b).

6.    Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Table 13 entitled “Central Government Operations” on page 46 of Exhibit D.

7.    (a)  If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)  If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

8.    Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to page 47, and Table 15 entitled “International Reserves” on page 48 of Exhibit D.

9.    Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to Table 19 entitled “Composition of Merchandise Exports, F.O.B.” and Table 20 entitled “Composition of Merchandise Imports, C.I.F.” on page 58 of Exhibit D.

10.    The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to Table 22 entitled “Balance of Payments” on page 61 of Exhibit D.

This annual report comprises:

(a)  Pages numbered 1 to 6 consecutively.

(b)  The following exhibits:

Exhibit A: None.
Exhibit B: None.
Exhibit C: Copy of the Annual Budget of the Republic as in effect for 2002 in accordance with Article 270 of the Constitution of the Republic of Panama, as modified by (i) Executive Resolution No. 65 dated June 26, 2002, (ii) Cabinet Resolution No. 49, dated June 26, 2002; and (iii) Cabinet Resolution 92, dated September 18, 2002.*
Exhibit D: Current Description of the Republic.

*Filed in paper format under cover of Form SE.

(c)  Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof, and any amendments to such instructions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the 30th day of September, 2002.

REPUBLIC OF PANAMA

By	/s/ ING. DOMINGO LATORRACA M.
Ing. Domingo Latorraca M. Vice Minister of Economy of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No

A:	None.

B:	None.

C:
Copy of the Annual Budget of the Republic as in effect for 2002 in accordance with Article 270 of the Constitution of the Republic of Panama, as modified by (i) Executive Resolution No. 65 dated June 26, 2002, (ii) Cabinet Resolution No. 49, dated June 26, 2002; and (iii) Cabinet Resolution 92, dated September 18, 2002*

D:	Current Description of the Republic

*	Filed in paper format under cover of Form SE